Mail Stop 3561

September 29, 2008

Mr. Matthew L. Schissler
Chief Executive Officer
501 Santa Monica Blvd.
Suite 700
Santa Monica, CA 90401

> **Re: Cord Blood America, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8B. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

1.   We have reviewed your revised language in the supplemental response filed September 23, 2008, noting you have concluded your disclosure controls and procedures were not effective at March 31, 2008 and June 30, 2008. Please tell us how management's failure to provide the disclosure required by paragraph (a)(2) of Item 308T of Regulation S-K in your December 31, 2007 Form 10-KSB

Matthew L. Schissler
Cord Blood America, Inc.
September 29, 2008
Page 2

impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. If you continue to conclude that your disclosure controls and procedures were effective, tell us about the factors you considered to support management's conclusion. If you conclude that your disclosure controls and procedures were ineffective, revise to indicate this conclusion and disclose your plan to remedy this deficiency.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services